August 10, 2020	53rd at Third
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VIA EDGAR AND OVERNIGHT DELIVERY

Matthew Derby, Esq.

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	GoodRx Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted July 2, 2020
CIK No. 0001809519

Dear Mr. Derby:

On behalf of GoodRx Holdings, Inc., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 29, 2020 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 1”) to the Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of Amendment No. 1 that reflect changes made to the Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

August 10, 2020

Summary Consolidated Financial and Operating Data

Non-GAAP Financial Measures, page 15

1.	Refer to footnote (1). Explain to us why it is appropriate to characterize cash bonuses paid to employees as financing related expenses.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16 of Amendment No. 1 to characterize these bonuses as “Cash bonuses to vested option holders” and present such amounts separately from financing related expenses. The Company notes that these cash bonuses were paid to option holding employees of the Company concurrent with three debt recapitalizations, one in 2017 and two in 2018, based on the number of vested shares held by such employees.

2.

Regarding the cash bonuses included in adjustments (1) and (2), explain to us why the exclusion of cash compensation does not result in a Non-GAAP performance measure that is misleading. Refer to the guidance in Question 100.01 of the Division’s Non-GAAP Compliance & Disclosure Interpretations (“CD&Is”).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, with respect to the cash bonuses included in adjustment (1), the Company engaged in three debt recapitalizations, one in 2017 and two in 2018, in which the Company paid significant dividends to shareholders and simultaneously paid cash bonuses to option holding employees, based on the number of vested options held by such employees. These cash bonuses were unrelated to the Company’s annual bonus plan and outside the Company’s ordinary course of business. The Company believes that similar transactions are not reasonably likely to occur in the future after its initial public offering. Due to the infrequent nature of these transactions and the size of such bonuses, the Company believes that excluding these expenses from the non-GAAP financial measures is useful to both management and investors because it facilitates comparability of period to period results, provides meaningful supplemental information regarding the Company’s core operating performance, and does not result in the non-GAAP measures being misleading. The Company further advises the Staff that management does not include such bonuses in its evaluation of the Company’s historical performance.

The Company respectfully advises the Staff that, with respect to the cash bonuses included in adjustment (2), the Company excludes retention bonuses paid to employees related to acquisitions because these charges are not related to the core operating performance of the Company and vary based on the size and timing of the underlying acquisitions. The Company respectfully advises the Staff that the amount of these bonuses is fixed at the date of the acquisition and will be paid out to the respective employee so long as they remain a Company employee. These bonuses do not vary based on the employee’s or the Company’s performance. Further, the Company advises the Staff that the employees that receive the retention bonuses in the acquisition also participate in the Company’s recurring bonus plans and are therefore eligible to receive additional bonuses based on performance during their employment. Expenses relating to the recurring bonus plans are included in the non-GAAP measures. As a result, the Company believes that excluding expenses for retention bonuses paid to employees related to acquisitions from the non-GAAP financial measures is useful to both management and investors because it facilitates comparability of period to period results. Additionally, management does not consider acquisition-related retention bonuses in evaluating acquisitions or post-acquisition performance, as such charges are not representative of the Company’s or acquired entity’s underlying, ongoing business. The

August 10, 2020

Company believes that excluding these expenses from the non-GAAP measures is useful to investors because it provides meaningful supplemental information regarding the Company’s core operating performance. The Company further believes that excluding such expenses does not result in the non-GAAP financial measures being misleading.

Risk Factors

“We rely on a limited number of industry participants”, page 23

3.

You state that your three largest PBM partners accounted for 60% of your revenue in 2018, 55% of your revenue in 2019 and 50% of your revenue in the first quarter of 2020. Please disclose the percentage amount of revenue that is individually attributable to Navitus, MedImpact and Optum. Discuss the material terms of your agreements with these PBMs, including any termination provisions. Finally, tell us whether you intend to file the agreements with the PBMs as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s customers that each exceeded 10% or more of revenue for the periods presented are not required to be identified under Item 101(c)(1)(vii) of Regulation S-K because the loss of any such customer would not have a material adverse effect on the Company. Moreover, the Company does not believe that disclosing the amount of revenue that is individually attributable to Navitus, MedImpact, Optum and Express Scripts would be important to investors’ understanding of its business. As disclosed on pages 24 and 86 of Amendment No. 1, each of these customers is a PBM that pays the Company a fee when a consumer uses a GoodRx code to fill a prescription using pricing information provided by such PBM. As disclosed on page 24 of Amendment No. 1, revenue from each PBM fluctuates from period to period as discounts and pricing information available through the Company’s platform change, and as PBMs experience increases and decreases in the volume of transactions processed through their respective networks. For example, changes in a PBM’s pricing relative to other PBMs will generally affect a consumer’s purchase decision, and thus shift transaction volumes and impact the Company’s mix of revenue from PBMs. Consumers are more likely to seek and use their GoodRx code for lower prices; if a PBM increases the price of a particular medication to a less competitive level, a consumer will generally select the lower price, which routes the transaction to the PBM with such lower price. In such instances, while the Company no longer receives revenue from the PBM that increased its price, it does generate revenue from the fee paid by the PBM with the lower price, making PBMs generally interchangeable. In addition, while the termination of a PBM contract would restrict the Company’s ability to present such PBM’s pricing on the Company’s platform, such termination would not directly reduce the number of consumers that use the Company’s platform to discover and access discounted prices. The Company can update prices in real-time on its website and mobile applications to remove prices from PBMs that are no longer applicable without disrupting a consumer’s website or mobile application experience (and currently already does so when specific PBM prices become outdated). As such, as part of the Company’s ordinary course of business, the Company experiences fluctuations in transaction volumes processed through, and revenue generated from, particular PBMs from period to period. While the Company believes that disclosing these fluctuations by naming the top PBMs in each period, as well as the general concentrations of revenues from such PBMs, is important to investors’ understanding of the Company’s business and the risks associated therewith, the Company does not want to place undue prominence on its relationship with any one PBM given such fluctuations from period to period. Overall, and the Company believes that the loss of any one PBM would generally result in minimal disruption to

August 10, 2020

the Company’s business or its ability to transition transaction volumes and generate revenue from one or more alternative PBMs and, as such, does not believe disclosing the revenue attributable to any particular PBM is material to investors’ understanding of the Company’s business and the risks relating thereto.

With respect to the Staff’s comment regarding whether the Company intends to file its agreements with PBMs, the Company respectfully advises the Staff that it does not believe that any one of these agreements meets the definition of a material contract under the applicable provisions of Regulation S-K. Item 601(b)(10)(ii) of Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”

Contracts Not Made Outside the Ordinary Course of Business

The Company respectfully advises the Staff that the Company’s agreements with PBMs are not entered into outside the ordinary course of business. As described in Amendment No. 1, the Company generates the majority of its revenue from its proprietary technology platform and price comparison tool, which aggregates data from a variety of different sources, including PBMs, pharmacies, pharmaceutical manufacturers, patient assistance programs, Medicare prescription drug plans and others. PBMs are the most common source of pricing information and are the source of the majority of the Company’s revenue. The Company’s platform combines prices from multiple PBMs and other sources, and the Company believes that it has the largest database of PBM prices in the United States. The Company regularly enters into various forms of agreements to support and improve its platform and provide prices for prescriptions, and has entered into contracts with a variety of PBMs to provide prices for prescriptions and document fees and other terms. For this reason, the Company respectfully submits that the Company’s agreements with PBMs are not entered into outside the ordinary course of business.

The Company’s Business is Not Substantially Dependent on any one agreement with a PBM

Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K states that a contract entered into in the ordinary course of business would be a “material contract” if such contract is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

For the reasons stated in the foregoing paragraphs, the Company respectfully advises the Staff that the Company’s business is not substantially dependent on any one agreement with a PBM. In particular, while the Company does generate a significant percentage of its revenue from a limited number of PBMs, the Company has experienced fluctuations in transaction volumes processed through, and revenue generated from, particular PBMs from period to period. For example, the Company’s mix of PBMs changes in response to a variety of factors, including changes in a PBM’s pricing relative to other PBMs. The Company has agreements with a variety of PBMs, as well as other sources of prescription pricing information, and, if the Company were to receive notice from any one PBM of its intent to terminate the relevant agreement, the

August 10, 2020

Company believes that it could readily transition transaction volumes to one or more alternative sources. As stated in the foregoing paragraphs, such termination would not directly reduce the number of consumers that use the Company’s platform to discover and access discounted prices, and such consumers are generally routed to one or more alternative PBMs. In addition, as disclosed in Amendment No. 1, the terms of many of the Company’s PBM contracts provide for continuing payments to the Company following the termination of such contracts for so long as the negotiated rates related to such PBMs continue to be utilized by the Company’s consumers or, for certain PBMs, for a specified multi-year period. Overall, the Company’s business model is designed to provide the broadest set of prescription prices from PBMs and other sources and not to be substantially dependent on any one source. As such, while the breadth of the pricing that the Company is able to offer consumers may be adversely impacted by the loss of a pricing and information source, the Company believes that the loss of any one PBM would generally result in minimal disruption to the Company’s ability to provide competitive discounts and pricing on its platform and on the Company’s ability to generate revenue from one or more alternative PBMs.

For the foregoing reasons, the Company does not believe that it is substantially dependent on any agreement with any PBM. As such, the Company respectfully submits that no such agreements meet the definition of a material contract under the applicable provisions of Regulation S-K and therefore is not required to be filed at this time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 76

4.

We note the Consumer Cumulative Savings chart highlighting $20 billion+ in consumer savings. Please revise your disclosure to explain how the amount saved by consumers impacts revenue. Specifically, please tell us whether the amount saved is directly correlated with the amount of revenue the company generates and whether there are any known trends regarding that correlation over the time period presented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii and 75 of Amendment No. 1 to clarify that the Company does not believe that the amount saved is indicative of Company revenue.

The Company respectfully submits to the Staff that it presents savings to provide context as to the Company’s value proposition to consumers and the positive impact of the Company’s prescription offering within the U.S. prescriptions market and broader healthcare ecosystem over time. The Company submits that it does not consider or track savings as an indicator of key trends in revenue. As described in Amendment No. 1, the Company generates the majority of its revenue from PBMs. When a transaction occurs in which a consumer fills a prescription and saves compared to the list price using a GoodRx code, the PBM receives a portion of the price that the consumer paid. The Company does not set or control the portion of the price that the PBM receives, but does receive a percentage of this amount or a fixed payment from the PBM as compensation for directing the consumer to that PBM’s pricing. In addition, in certain circumstances, the Company’s platform may present consumers with a list price that is lower than the negotiated price available using a GoodRx code, in which case the Company does not earn revenue, but its savings calculation does include an estimate of the savings achieved by the consumer because the Company has directed the relevant consumer to the pharmacy with the lower list price. For the foregoing reasons, there could be a disconnect between revenue the Company receives on a specific transaction and the savings realized by the consumer on such

August 10, 2020

transaction. While historically, in aggregate, there has been a relationship between the Company’s revenue and the amount saved by consumers, the Company respectfully submits to the Staff that additional disclosure regarding trends and any correlation of amounts saved with revenue over time would not be useful to investors, and would be uncertain and potentially misleading.

5.

Your contracts with Pharmacy Benefit Managers “provide for fees that can be a percentage of the fees that the PBM charges to the pharmacy or a fixed fee per transaction.” Please quantify the percentage of your prescription transactions revenue that is attributable to contracts consisting of fixed fee arrangements versus percentage of fee arrangements. Discuss any trends or uncertainties related to your fee arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 86 of Amendment No. 1 to quantify the percentage of the Company’s prescription transactions revenue that is attributable to fixed fee arrangements versus percentage of fee arrangements. The Company respectfully notes that its percentage of fee arrangements also often include a minimum fixed fee per transaction. The Company respectfully notes that in 2018, 2019 and the first half of 2020, approximately 15%, 7% and 7%, respectively, of the Company’s prescription transactions revenue was generated pursuant to contracts that were entirely attributable to fixed fee arrangements. The reduction in the percentage of revenue from fixed fee arrangements between 2018 and 2019 did not have a material impact on the Company’s overall revenue. The Company expects the revenue contribution from contracts with fixed fee arrangements to remain largely stable over the medium term, and does not expect that changes in revenue contribution from fixed fee versus percentage of fee arrangements will materially impact its revenue.

Key Financial and Operating Metrics, page 80

6.

Please discuss the extent to which monthly active users, which is defined as unique consumers who have used a GoodRx code to purchase a prescription in a given calendar month, may be counted more than once when measured on a quarterly basis. In this regard, discuss whether returning customers with prescriptions that extend beyond one calendar month are counted as a unique consumer in each month they fill a prescription. Also discuss how unique consumers with multiple prescriptions are counted.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is able to track unique consumers through transaction data that the Company collects from its partners on a daily basis, which the Company uses to match consumers to their transactions based on unique identifiers. The Company counts unique consumers who use a GoodRx code and save money compared to the retail price of a prescription on a monthly basis and averages the monthly unique consumers over the quarter in its calculation of Monthly Active Consumers. If a consumer uses a GoodRx code multiple times in one calendar month (for one or more prescriptions), such consumer will only be counted once in such calendar month in the calculation of Monthly Active Consumers. If a consumer used a GoodRx code in two or three calendar months within a quarter, that consumer will be counted as a Monthly Active Consumer in each month. The Company believes that this approach is appropriate as it captures consumer behavior and engagement as it relates to the typical refill cycle of prescriptions.

August 10, 2020

For example, a consumer who used a GoodRx code twice in January, but who did not use our prescription offering again in February or March, would be counted as 1 in January and as 0 in both February and March, thus contributing 0.33 to the Company’s Monthly Active Consumers for such quarter (average of 1, 0, and 0). A consumer who used a GoodRx code in January and in March, but did not use our prescription offering in February, would be counted as 1 in January, 0 in February and 1 in March, thus contributing 0.66 to the Company’s Monthly Active Consumers for such quarter.

The Company has revised the disclosure on pages ii, 14, 74 and 80 of Amendment No. 1 to further clarify the calculation of Monthly Active Consumers.

7.

You state that a survey you conducted indicated that approximately 36%, 36%, 23% and 4% of your consumers had commercial insurance, Medicare, no insurance and Medicaid, respectively. Discuss any trends or uncertainties related to the mix of customers with public health insurance coverage such as Medicare and Medicaid and customers with private health insurance.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has conducted similar surveys of such information in August 2014, April 2015, August 2016, January 2018, October 2019 and July 2020. During such periods, the survey responses have generally remained consistent and, as such, the Company has not historically observed any material trends in its business or results of operations based on its mix of consumers. The Company has revised the disclosure on page 110 of Amendment No. 1 to reflect the latest survey information from July 2020 and to disclose that such mix is consistent with historical patterns. To the extent in the future, the Company observes any material trends based on a shift in the mix of its customers it will disclose such trends accordingly.

8.

You disclose that over 80% of transactions for your prescription offering have come from repeat activity. Describe how you measure repeat activity and how you calculated this statistic. Please tell us what consideration you gave to disclosing the repeat activity separately for each fiscal year presented or each quarter for which you present monthly active customers.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as discussed in the Company’s response to comment 6 above, the Company is able to track unique consumers through transaction data that the Company collects from its partners on a daily basis, which the Company uses to match consumers to their transactions based on unique identifiers. Repeat activity in a given period is defined as the sum of all transactions that were the second and later use of the Company’s discounted prices by a single GoodRx consumer, whether refilling an existing prescription or filling a new prescription, divided by the total number of transactions in such period.

In considering the presentation of cumulative repeat activity since 2016, the Company respectfully submits to the Staff that it presents repeat activity to provide context regarding consumer usage of the Company’s platform and consumer satisfaction with the Company’s offerings. The Company submits that it does not consider or use repeat activity from period to period as a key performance indicator. The Company advises the Staff that the Company’s current presentation of cumulative repeat activity since 2016 is consistent with the average repeat activity of all quarters since 2016. Repeat activity has generally been between 75% and 86% for any particular quarter, and only four of the last 18 quarters have had repeat activity below 80%. Further, repeat activity for each quarter since 2018 has been at least 79%, with an average of 82%.

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As such, the Company believes that its current approach and presentation is appropriate as it captures consumer usage of the Company’s platform and provides the context that the Company intends to convey to investors regarding the recurring nature of its platform. The Company respectfully submits that it believes additional disclosure regarding repeat activity for each fiscal year or each quarter would not be useful to investors at this time. To the extent in the future the Company observes any material trends based on a shift in percentage of repeat activity it will disclose such trends accordingly.

Government Regulation, page 116

9.

We note your disclosure that you may use third-party service providers to collect and process potentially sensitive customer data. In addition, you disclose on page 43 that you rely on third parties for critical aspects of your business. Please revise your disclosure to discuss the third party agreements you have and provide the material terms of those agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 42 and 43 of Amendment No. 1 to discuss material third party agreements and to provide the material terms of those agreements. The Company respectfully advises the Staff that its agreements with these third parties are the type of arrangements that ordinarily accompanies the kind of business conducted by the Company in the ordinary course, and are not contracts upon which the Company’s business is substantially dependent. Furthermore, the Company believes that there are several other third parties that could provide the Company with services that are substantially similar to those that it receives from the third parties and arrangements discussed in Amendment No. 1, and that the Company could transition to one or more alternative third parties on commercially reasonable terms.

Liquidity and Capital Resources, page 116

10.	We note you plan to move to a new facility in Santa Monica by the fourth quarter 2020. If material, please discuss the anticipated impact on your future liquidity and results of operations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it expects to use approximately $15.0 million of its cash for leasehold improvements and furniture and fixtures related to its new office facility in Santa Monica. These expenditure will be incurred primarily in the second half of the year and have been disclosed on page 97 of Amendment No. 1 in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company further notes that it has disclosed the operating lease liabilities through 2025 and thereafter, inclusive of the lease payments related to the new facility in Santa Monica, on page 101 of Amendment No. 1 in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments”

August 10, 2020

Certain Relationships and Related Party Transactions, page 139

11.

You state that “as a result of this offering, most of the provisions set forth in the amended and restated stockholders agreement that apply to us will terminate.” Please revise your disclosure to specifically state which provisions of the stockholder agreement will survive completion of this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 147 of Amendment No. 1 to specifically state which provisions of the stockholder agreement will survive completion of the proposed offering.

Services Agreement, page 140

12.

You indicated that you did not pay any management fees to Silver Lake Management Company V, L.L.C., or SLMC under your services agreement with them. Please make clear whether SLMC rendered any services to you in 2018 and 2019 and whether any amounts are due to them or were waived by them.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 148 of Amendment No. 1 to clarify that no services were rendered to the Company by SLMC in 2018, 2019 or in the first half of 2020, and no amounts are due to them or have been waived by them. The Company advises the Staff that board services were rendered during such periods by members of the Company’s board of directors that may be deemed to be affiliated with SLMC. The Company reimbursed expenses, such as travel expenses, incurred by such members of the Company’s board of directors in the context of their duties as directors of the Company.

Principal Stockholders, page 141

13.	Please revise to identify the natural persons with voting and/or dispositive control of the shares held by Idea Men, LLC.

Response: The Company respectfully advises the Staff that Idea Men, LLC is controlled and governed by its three individual members. Pursuant to the so-called “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d). See Southland Corp. (July 8, 1987). Based on this analysis, no individual member of Idea Men, LLC exercises voting or dispositive control over the Company’s shares (except with respect to the shares in which he or she directly holds a pecuniary interest).

Financial Statements, Page F-1

14.

We note in your Explanatory Note that you have omitted your unaudited financial statements as of March 31, 2020 and for each of the three months ended March 31, 2019 and 2020 “because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering.” Note that interim financial information that will be included in the required financial information of a longer historical period, relate to that historical period. Please confirm that you will include all financial information required by Regulation S-X in your first publically filed registration statement.

August 10, 2020

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure of Amendment No. 1 to remove the Explanatory Note and include the unaudited interim financial statements as of December 31, 2019 and June 30, 2020 and for the six months ended June 30, 2019 and 2020. The Company confirms that any publicly filed registration statement will include all required financial information required by Regulation S-X.

Summary of Significant Accounting Policies

Accounts Receivable and Allowance for Doubtful Accounts, Page F-9

15.

We note accounts receivable are recorded at the invoiced amount by various customers (primarily PBMs), net of an allowance for doubtful accounts. We also note that the Company generally invoices the PBMs for fills that occurred in the preceding month. Please separately disclose, as a contract asset, unbilled amounts that you estimate as revenue in the current month. Refer to ASC 606-10-45-3.

Response: The Company respectfully advises the Staff that the Company’s right to consideration for prescription transactions is unconditional as only the passage of time is required before payment of that consideration is due. In accordance with ASC 606-10-45-4, the amounts the Company is due represent a receivable even if that amount may be subject to refund in the future. Accordingly, the Company believes that the amounts due represent a receivable and not a contract asset.

Stock-Based Compensation, page F-27

16.

Please disclose the nature of any dividend equivalent rights and indicate the stock awards to which such rights may accrue. Also clarify your treatment of these stock awards in the calculation of earnings per share, in your policy note on page F-15. We note your disclosure on page 135.

Response: The Company respectfully advises the Staff that, for the periods presented, the Company’s stock-based compensation awards do not include nonforfeitable rights to dividends or dividend equivalents. Accordingly, in accordance with ASC 260-10-45-61A the stock-based compensation awards do not meet the definition of a participating security. The Company respectfully submits that the disclosure on page 143 of Amendment No. 1 contains a description of potential awards that the Company may grant under the 2020 Incentive Award Plan, and the Company confirms that the 2020 Incentive Award Plan is not yet effective and that no awards have yet been granted under such plan.

Basic and Diluted Earnings Per Share

Numerator, page F-30

17.	Please disclose how you determined the undistributed earnings to participating securities and identify the participating securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on F-30 of Amendment No. 1 to clarify that the undistributed earnings to participating securities is undistributed earnings to convertible preferred stock, consistent with the disclosure on F-15 of Amendment No. 1 that discloses the Company’s participating securities comprise the redeemable convertible preferred stock.

August 10, 2020

The Company respectfully advises the Staff that, as described on F-15 of Amendment No. 1, the Company allocates net income between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. In addition, as described on F-27 of Amendment No. 1, the Company must also declare and pay to holders of redeemable convertible preferred stock at the same time and in the same amount that the redeemable convertible preferred stockholders would have been paid had all outstanding preferred stock been converted to common stock. Accordingly, the Company allocates undistributed earnings pro rata to the common and redeemable convertible preferred stock based on the shares outstanding for the period.

Subsequent Events

Events Subsequent to Original Issuance of the Consolidated Financial Statements (Unaudited), page F-33

18.

Please disclose the fair value and vesting conditions of the options to purchase 5.6 million shares of stock granted prior to April 28, 2020. Similarly, disclose the fair value of the options to purchase 2.9 million shares of common stock granted between April 28, 2020 and July 2, 2020. Regarding the stock options to purchase 0.6 million shares of common stock that vest upon continued service and the achievement of both performance and market conditions, disclose the per share prices necessary for vesting. Also disclose the total amount of compensation expense that you anticipate will be recognized upon your IPO.

Response: The Company respectfully advises the Staff that the Company has disclosed the grant date fair value of all options granted during the six months ended June 30, 2020 in the Company’s interim condensed consolidated financial statements on F-45. Further, the Company respectfully advises the Staff that all options granted during this period, other than the options to purchase 0.6 million shares of common stock that contain performance and market conditions, vest solely based on continued service and consistent with the vesting disclosure on F-27 of Amendment No. 1.

The Company has included disclosure in its interim condensed consolidated financial statements on F-45 to disclose the per share price necessary for vesting and the aggregate grant date fair value of $1.4 million for the stock options to purchase 0.6 million shares of common stock that vest upon continued service and the achievement of both performance and market conditions.

The Company respectfully advises the Staff that the total compensation expense that the Company would recognize upon its initial public offering is not the full grant date fair value. Such recognized compensation expense would represent a portion of the total amount, as service is required post-initial public offering in order to continue to vest in a portion of the awards. Assuming the initial public offering occurred on June 30, 2020, the date of the most recent balance sheet included in Amendment No. 1, the amount of stock-based compensation expense, recognized on a graded vesting basis, would have been immaterial. Accordingly, the Company respectfully submits to the Staff that it does not believe it is necessary to disclose the amount of compensation expense that it anticipates recording for this award upon its initial public offering.

August 10, 2020

General

19.	Please identify the party who produced the commissioned survey that you reference on page 105. Provide a consent pursuant to Rule 436 under the Securities Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 113 of Amendment No. 1 to clarify that Lab42 Research LLC (“Lab42”) produced the commissioned survey. The Company notes that it is in the process of updating the survey with Lab42 and, as such, has left the current results of the survey blank in Amendment No. 1, which it anticipates completing in a pre-effective amendment to the Registration Statement.

The Company supplementally advises the Staff that Lab42 is not an “expert” within the meaning of Rule 436 of the Securities Act and, accordingly, the Company does not believe a consent is required to be filed as an exhibit to Amendment No. 1. Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully advises the Staff that the independent third party referenced here is Lab42, a firm that runs surveys on behalf of a third party based on pre-determined criteria. As such, Lab42 primarily collects and aggregates survey data. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and that Lab42 is not amongst the enumerated professions under Section 7 of the Securities Act, nor are they within a “profession [that] gives authority to a statement made by [such providers].” As such, the Company believes that Lab42 is not among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts” unless the Company expressly identifies them as experts or the statements are purported to be made on the authority of such providers as “experts.” The Company respectfully advises the Staff that it has neither expressly identified Lab42 as an “expert” in Amendment No. 1 nor purported to make statements in Amendment No. 1 on the authority of Lab42 as an “expert.” Accordingly, the Company believes that Lab42 should not be considered an “expert” within the meaning of U.S. federal securities laws.

20.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide such written communications to the Staff under cover of a separate letter.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 212-906-1623 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Benjamin J. Cohen
Benjamin J. Cohen of LATHAM & WATKINS LLP

August 10, 2020

Enclosures

cc: (via e-mail)

Trevor Bezdek, Co-Chief Executive Officer, GoodRx Holdings, Inc.

Marc Jaffe, Latham & Watkins LLP

Brian Cuneo, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP